

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Anthony Wilson
Chief Executive Officer
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501

> **Re: Mississippi Power Company**
> **Registration Statement on Form S-3**
> **Filed August 4, 2023**
> **File No. 333-273697**

Dear Anthony Wilson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Koontz, Esq.